Exhibit 99.1

Press Release	Source: Accipiter Capital Management

Accipiter Capital Management Reaffirms Its Opposition to the Acquisition of Vistacare, Inc. by Odyssey Healthcare, Inc. Following Meeting With Senior Management of Odyssey
Tuesday February 26, 6:57 pm ET

NEW YORK, Feb. 26 /PRNewswire/ -- Accipiter Capital Management, the owner, together with its affiliates, of nearly 10% of the outstanding shares of common stock of VistaCare, Inc. (Nasdaq: VSTA - News), announced today that it had delivered a letter to VistaCare's Board of Directors stating that a meeting with the senior management of Odyssey Healthcare, Inc. (Nasdaq: ODSY - News) regarding Odyssey's acquisition of VistaCare, reaffirmed Accipiter's belief that the Board is selling VistaCare for a discount bid, especially in light of VistaCare's substantial cash balance net of the Medicare cap liability of $1.40 per share. The letter urges stockholders not to tender their shares in connection with the acquisition and to exercise their appraisal rights to the full extent permissible under law should the tender offer and subsequent merger be consummated. The letter further states that based on its analysis, Accipiter believes that in the event the required number of VistaCare shareholders do not tender their shares, Odyssey would still find it in its best interests to present VistaCare shareholders with a more reasonable offer, one that better reflects VistaCare's fair value.

Accipiter Capital Management and its affiliates do not intend to tender their shares in connection with the acquisition and plan to exercise their appraisal rights to the full extent permissible under law should the tender offer and subsequent merger be consummated. The text of the letter from Accipiter Capital Management to the Board of Directors of VistaCare follows:

ACCIPITER CAPITAL MANAGEMENT

    February 26, 2008

    BY FACSIMILE AND FEDERAL EXPRESS

    The Board of Directors
    VistaCare, Inc.
    4800 North Scottsdale Road
    Suite 5000
    Scottsdale, AZ  85251

    Ladies and Gentlemen:

Accipiter Capital Management and its affiliates (collectively "Accipiter" or "we") recently met with the senior management team of Odyssey HealthCare ("ODSY") to discuss ODSY's proposed acquisition of VistaCare, Inc. ("VSTA" or the "Company"). We appreciate the time that Chief Executive Officer Bob Lefton and Chief Financial Officer Dirk Allison spent with us on February 13, 2008 to help us better understand their valuation of VSTA.

Surprisingly, we were informed by ODSY management that the proposed $8.60 acquisition price does not give VSTA shareholders value for the overwhelming majority of VSTA's most recent cash balance of $1.40 per share net of the Medicare cap liability. We believe this cash balance of $1.40 per share net of VSTA's Medicare cap liability should not be overlooked as it represents over 15% of ODSY's proposed purchase price.

ODSY does not believe that VSTA shareholders deserve value for the overwhelming majority of the Company's substantial cash balance due to merger- related severance to be paid to VSTA senior management and integration and transaction expenses. Yet ODSY is not giving VSTA stockholders any value for the significant synergies to be achieved as a result of the geographic overlap and considerable corporate overhead expense at VSTA.

While we agree with ODSY that VSTA shareholders should not receive any potential benefits from merger related synergies (we did not include any such cost synergies in our previously stated analysis of fair value of $11.50 per share for the acquisition) we find it unreasonable for ODSY to expect VSTA stockholders to bear the expenses required to generate the benefits for such merger related synergies.

Certain independent Wall Street analysts estimate annual synergies of $15- 20 million will result from the merger of VSTA and ODSY.(1) By our estimation, this represents approximately a one-year payback for any merger related expenses.

We continue to believe that the VSTA Board of Directors is selling the Company for a discount bid, especially in light of the Company's substantial cash balance net of the Medicare cap liability of $1.40 per share.

Furthermore, based on our analysis, we believe that in the event the required number of VSTA shareholders do not tender their shares, ODSY would still find it in its best interests to present VSTA shareholders with a more reasonable offer, one that better reflects VSTA's fair value.

Consequently, we strongly urge stockholders not to tender their shares to ODSY and to exercise their appraisal rights in accordance with Section 262 of the Delaware General Corporation Law should the tender offer and subsequent merger be consummated.

Sincerely,
Gabe Hoffman	Nicole Viglucci

(1) "However, we believe ODSY should be able to bring the EV/EBITDA multiple into the 4.0-5.0x range after extracting $15-20 million of net synergies from corporate office reductions."

- Deutsche Bank 1/23/08

"However, ODSY currently runs its hospice support center G&A at 20% of revenue, which would imply that there is $36 million of VSTA's corporate G&A which could be eliminated. We believe that a portion of this would have to be maintained, or replaced, but if we assume that corporate G&A is 10% of revenue, that would imply that ODSY could cut $18.8 million of G&A expense, compared to the $3.6 million we are assuming to break even in 2008."

- Lehman Brothers 1/16/08

NOTHING IN THIS LETTER CONSTITUTES TAX, LEGAL (INCLUDING WITHOUT LIMITATION INTELLECTUAL PROPERTY), INVESTMENT, OR TAX ADVICE. STOCKHOLDERS SHOULD CONSULT THEIR OWN ADVISERS FOR ADVICE CONCERNING THE VARIOUS CONSIDERATIONS RELATING TO THE MATTERS OUTLINED OR REFERRED TO IN THIS LETTER. NEITHER ACCIPITER CAPITAL MANAGEMENT OR ITS AFFILIATES, NOR ANY SHAREHOLDERS, PARTNERS, MEMBERS, MANAGERS, DIRECTORS, PRINCIPALS, PERSONNEL, TRUSTEES, OR AGENTS OF ANY OF THE FOREGOING IS RESPONSIBLE FOR GIVING, OR IS LIABLE FOR ANY LEGAL, INVESTMENT, OR TAX ADVICE WITH RESPECT TO THE COMPANY NOR SHALL BE LIABLE FOR ANY ERRORS (AS A RESULT OF NEGLIGENCE OR OTHERWISE TO THE FULLEST EXTENT PERMITTED BY LAW IN THE ABSENCE OF FRAUD) IN THE INFORMATION, BELIEFS, AND/OR OPINIONS INCLUDED IN THIS LETTER, OR FOR THE CONSEQUENCES OF RELYING ON SUCH INFORMATION, BELIEFS OR OPINIONS. ANY INFORMATION, BELIEFS, AND/OR OPINIONS PROVIDED IN THIS LETTER CONSTITUTE THE UNDERSTANDING OF THE ENTITY PROVIDING SUCH INFORMATION, BELIEFS, AND/OR OPINIONS AS OF THE DATE OF THIS LETTER, ARE SUBJECT TO CHANGE WITHOUT NOTICE, AND MAY NOT REFLECT THE CRITERIA EMPLOYED BY ACCIPITER CAPITAL MANAGEMENT AND ITS AFFILIATES TO EVALUATE INVESTMENTS. NO REPRESENTATION IS MADE THAT THE STATISTICS AND OTHER INFORMATION DESCRIBED IN THIS LETTER ARE COMPLETE OR ADEQUATE OR THAT THEY WOULD BE USEFUL IN SUCCESSFULLY EVALUATING THE COMPANY'S BUSINESS OR STRATEGIC DECISIONS. CERTAIN INFORMATION AND OPINIONS INCLUDED IN THIS LETTER HAVE BEEN OBTAINED FROM THIRD-PARTY SOURCES BELIEVED TO BE APPROPRIATE FOR CONSIDERATION. SOURCES FOR SUCH INFORMATION AND OPINIONS MAY HAVE SELF- INTERESTED REASONS FOR PROVIDING INCORRECT INFORMATION. MOREOVER, NO ASSURANCE CAN BE GIVEN THAT SUCH INFORMATION OR OPINIONS ARE RELIABLE, AND THEY SHOULD NOT BE TAKEN AS SUCH.

Source: Accipiter Capital Management